EXHIBIT 99.2

GENTERRA CAPITAL INC.

INTERIM REPORT

Notice to Reader
Management has compiled the unaudited interim financial information of Genterra Capital Inc. consisting of the interim consolidated balance sheet as at December 31, 2010 and the interim consolidated statement of operations, other comprehensive income and retained earnings and the interim consolidated statement of cash flows for the three-month period then ended.  An accounting firm has not reviewed or audited this interim financial information.

GENTERRA CAPITAL INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	December 31	September 30
	2010	2010
ASSETS

CURRENT
Cash and cash equivalents	$17,894,286	$17,787,741
Marketable securities	4,936,536	4,676,175
Accounts receivable	421,673	384,609
Prepaid expenses and deposits	118,302	267,408
Current portion of notes receivable	60,455	59,790
Future income taxes	-	3,623
	23,431,252	23,179,346

UNREALIZED RENTAL INCOME	66,661	31,642

RENTAL REAL ESTATE PROPERTIES	17,190,234	17,336,366

INTANGIBLE ASSETS	389,290	400,269

FUTURE INCOME TAXES	262,116	268,820
	$41,339,553	$41,216,443
LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$815,384	$752,699
Income taxes payable	14,857	52,684
Current portion of long-term debt	2,418,817	2,482,475
Future income taxes	22,131	-
	3,271,189	3,287,858

LONG-TERM DEBT	570,115	583,474

FUTURE INCOME TAXES	1,881,369	1,911,685

INTANGIBLE LIABILITIES	15,138	18,372

RETRACTABLE PREFERENCE SHARES	5,234,220	5,135,616
	10,972,031	10,937,005
SHAREHOLDERS' EQUITY

CAPITAL STOCK	17,432,461	17,432,461

CONTRIBUTED SURPLUS	562,398	562,398

RETAINED EARNINGS	12,372,663	12,284,579
	30,367,522	30,279,438

	$41,339,553	$41,216,443
See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, OTHER COMPREHENSIVE INCOME AND RETAINED EARNINGS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	Three months ended December 31
	2010	2009

REVENUE
Rent	$825,711	$-

EXPENSES
Administrative and general	284,831	157,603
Rental real estate operating expenses	475,950	-
	760,781	157,603

INCOME (LOSS) BEFORE THE FOLLOWING	64,930	(157,603)

Amortization	146,132	-
Dividends on retractable preference shares	98,604	-
Interest on long-term debt	35,617	-
	280,353	-

LOSS FROM OPERATIONS	(215,423)	(157,603)

OTHER INCOME AND EXPENSES
Interest income	70,510	20,877
Investment income	290,029	126,241
Impairment gain (loss) on receivables	(29,528)	38,324
Equity loss of significantly influenced company	-	(1,462)
	331,011	183,980

INCOME BEFORE INCOME TAXES	115,588	26,377

Income taxes
Current	25,362	500
Future	2,142	3,157
	27,504	3,657

NET INCOME FOR THE PERIOD, ALSO BEING
COMPREHENSIVE INCOME FOR THE PERIOD	$88,084	$22,720

Retained earnings at beginning of period	12,284,579	13,372,509

RETAINED EARNINGS at end of period	$12,372,663	$13,395,229

EARNINGS PER SHARE
Basic and diluted	$0.01	$0.01

Weighted average number of shares
Basic and diluted	9,389,015	5,076,407

The effect on earnings per share of the conversion of the Class A preference shares is anti-dilutive and therefore not disclosed

See accompanying notes to consolidated financial statements

GENTERRA CAPITAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN CANADIAN DOLLARS)

	Three months ended December 31
	2010	2009
OPERATING ACTIVITIES
Net income for the period	$88,084	$22,720
Items not affecting cash:
Amortization	146,132	-
Future income taxes	2,142	3,157
Unrealized gain on marketable securities	(127,200)	(215,008)
Dividends on retractable preference shares	98,604	-
Accretion interest on discounted note receivable	(18,268)	(16,494)
Impairment loss (gain) on receivables	29,528	(38,324)
Unrealized rental income	(35,019)	-
Amortization of intangible assets and liabilities	7,745	-
Equity loss of significantly influenced company	-	1,462
Unrealized loss on foreign exchange	-
	191,748	(242,487)
Change in non-cash components of working capital
Accounts receivable	(48,989)	239
Prepaid expenses and deposits	149,106	(38,037)
Accounts payable and accrued liabilities	62,685	75,816
Income taxes payable	(37,827)	(499)
	316,723	(204,968)
FINANCING ACTIVITIES
Repayment of long-term debt	(77,017)	-
	(77,017)	-
INVESTING ACTIVITIES
Proceeds from note receivable	-	65
Proceeds from (additions to) marketable securities	(133,161)	95,900
	(133,161)	95,965

CHANGE IN CASH AND CASH EQUIVALENTS	106,545	(109,003)

CASH AND CASH EQUIVALENTS, beginning of period	17,787,741	14,600,154

CASH AND CASH EQUIVALENTS, end of period	$17,894,286	$14,491,151

Cash and cash equivalents consist of cash balances with banks, and investments in money market instruments.
Cash and cash equivalents included in the cash flow statement are comprised of the following balance sheet amounts:

Cash balances with banks	$402,286	$17,269
Money market instruments	17,492,000	14,473,882
Total cash and cash equivalents	$17,894,286	$14,491,151

Money market instruments consist primarily of investments in short term deposits with maturities of three months or less.

Supplementary cash flow information:
Income taxes paid (recovered)	$86,559	$(4,338)
Interest paid	$35,787	$-
See accompanying notes to consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(IN CANADIAN DOLLARS)

Genterra Capital Inc. (“GCI” or the “Company”) is a Canadian management holding company operating in Canada with significant interests in real estate properties located in Ontario, Canada.

The accompanying unaudited interim consolidated financial statements for the quarter ended December 31, 2010 have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited consolidated financial statements for the period ended September 30, 2010.

These unaudited interim consolidated financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the period ended September 30, 2010.

Amalgamation
On May 10, 2010 Genterra Inc. (“Genterra”) and Consolidated Mercantile Incorporated (“CMI) amalgamated and continue under the name “Genterra Capital Inc.” (the “Amalgamation”) with a fiscal year-end of September 30.

The Amalgamation has been accounted for as a purchase transaction based on the exchange amount as negotiated between the two companies with CMI identified as the acquirer of Genterra. Accordingly the net assets of CMI have been recorded in the accounts of the Company at their carrying values and the net assets of Genterra have been recorded at fair value. The results of operations for the three months ended December 31, 2010 include the operations of the combined entity, while the results for the three months ended December 31, 2009 include the results for CMI only.

In the process relating to the Amalgamation, the Company disqualified certain shares from the dissent process in those cases where it determined that the dissent in respect of such shares was not registered and pursued in compliance with the requirements of Section 185 of the Ontario Business Corporations Act (“OBCA”). The Company has filed a claim with the Superior Court of Justice and has, amongst other things, requested a declaration that the holder of certain of these shares is not a dissenting shareholder for the purposes of Section 185 of the OBCA and is not entitled to receive fair value for such shares.

Transition to International Financial Reporting Standards ("IFRS")
In February 2008, the CICA announced that Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from Canadian GAAP to IFRS will be applicable to the Company’s reporting for the first quarter of the year ending September 30, 2012 for which the current and comparative information will be prepared under IFRS.

The Company’s IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has completed the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing and prepared a comparison of financial statement areas that would be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company’s consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in the Company’s GAAP consolidated financial statements may be significantly different when presented in accordance with IFRS Recent Accounting Pronouncements.

Recent Accounting Pronouncements
In January 2009, the CICA issued three new accounting standards: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. These new standards will be effective for financial statements related to fiscal years beginning on or after January 1, 2011. It is not expected that these new standards will have a significant impact on the Company’s results of operations, financial position or disclosures.

Subsequent Event
Subsequent to the quarter ended December 31, 2010, the Company’s property located at 1095 Stellar Drive, Newmarket, Ontario was sold and the first mortgage of $619,098 relating to this property was repaid.